UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: August 24, 2015 to October 12, 2015

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Total Confirms Its Withdrawal from Coal Production and Marketing, France

EX 99.2:	Total sells North Sea midstream assets for £585 million, UK

EX 99.3:	Total Sells Its Retail Network Assets to Demirören for €325 Million, Turkey

EX 99.4:	Start-up of Surmont 2, Canada

EX 99.5:	Total Sells a Majority Interest in Géosel to EDF Invest and Ardian, France

EX 99.6:	Air Liquide, Michelin, Sodexo and Total Join Forces To Welcome Refugees, France

EX 99.7:	Eni and Total Sign Agreement on EST Technology, France

EX 99.8:	Total sells a 10% interest in Fort Hills to Suncor, Canada

EX 99.9:	Total declares its first quarter 2015 interim dividend of 0.61 euro per share, France

EX 99.10:	Total Strategy & Outlook presentation, France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 13, 2015	By:	/s/ Humbert de Wendel
Name: Humbert de WENDEL
Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: France: Total Confirms Its Withdrawal from Coal Production and Marketing (August 24, 2015)

•	EXHIBIT 99.2: UK: Total sells North Sea midstream assets for £585 million (August 27, 2015)

•	EXHIBIT 99.3: Turkey: Total Sells Its Retail Network Assets to Demirören for €325 Million (September 1, 2015)

•	EXHIBIT 99.4: Canada: Start-up of Surmont 2 (September 1, 2015)

•	EXHIBIT 99.5: France: Total Sells a Majority Interest in Géosel to EDF Invest and Ardian (September 10, 2015)

•	EXHIBIT 99.6: France: Air Liquide, Michelin, Sodexo and Total Join Forces To Welcome Refugees (September 11, 2015)

•	EXHIBIT 99.7: France: Eni and Total Sign Agreement on EST Technology (September 14, 2015)

•	EXHIBIT 99.8: Canada: Total sells a 10% interest in Fort Hills to Suncor (September 21, 2015)

•	EXHIBIT 99.9: France: Total declares its first quarter 2015 interim dividend of 0.61 euro per share (September 22, 2015)

•	EXHIBIT 99.10: France: Total Strategy & Outlook presentation (September 23, 2015)